Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31,	September 30
	2022	2021
ASSETS
CURRENT ASSETS:
Cash	$14,236,300	$8,077,908
Short-term investments	14,344,092	13,725,204
Accounts receivable, net	18,816,406	15,573,742
Inventories, net	3,385,872	2,462,542
Due from related parties	356,290	236,982
Advance to suppliers	103,653	2,738,313
Prepayment for advertising	-	7,492,320
Prepaid expenses and other current assets	418,170	174,053
TOTAL CURRENT ASSETS	51,660,783	50,481,064

Property, plant and equipment, net	4,985,035	4,681,353
Prepayments made to a related party for purchase of property	2,520,000	2,476,800
Prepayments for construction in progress	10,448,944	10,712,160
Intangible assets, net	178,764	178,483
Investment in equity securities	586,674	744,924
Deferred tax assets	985,961	869,997
TOTAL NONCURRENT ASSETS	19,705,378	19,663,717

TOTAL ASSETS	$71,366,161	$70,144,781

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans	$4,410,000	$4,334,400
Accounts payable	3,645,443	5,310,526
Taxes payable	962,790	1,101,460
Due to related parties	7,293	19,723
Accrued expenses and other current liabilities	1,182,353	444,319
TOTAL CURRENT LIABILITIES	10,207,879	11,210,428

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares and 21,750,000 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	67,969	67,969
Additional paid-in capital	29,279,159	29,279,159
Statutory reserves	2,439,535	2,439,535
Retained earnings	26,790,666	25,058,931
Accumulated other comprehensive income	2,580,953	2,088,759
TOTAL SHAREHOLDERS’ EQUITY	61,158,282	58,934,353

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$71,366,161	$70,144,781

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended March 31,
	2022	2021

REVENUE	$24,202,340	$24,292,948
COST OF REVENUE AND RELATED TAX	10,445,906	12,304,678
GROSS PROFIT	13,756,434	11,988,270

OPERATING EXPENSES
Selling expenses	9,079,771	1,109,287
General and administrative expenses	1,830,923	985,498
Research and development expenses	144,461	310,668
Total operating expenses	11,055,155	2,405,453

INCOME FROM OPERATIONS	2,701,279	9,582,817

OTHER INCOME (EXPENSES)
Interest expense, net	(88,389)	(46,671)
Other income (expense), net	634	(8,227)
Short-term investment income	696,430	-
Equity investment income	-	30,626
Total other income (expense), net	608,675	(24,272)

INCOME BEFORE INCOME TAX PROVISION	3,309,954	9,558,545

PROVISION FOR INCOME TAXES	1,578,219	2,410,747

NET INCOME	1,731,735	7,147,798

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	492,194	797,643
COMPREHENSIVE INCOME	$2,223,929	$7,945,441

Earnings per common share - basic and diluted	$0.08	$0.44
Weighted average shares - basic and diluted	$21,750,000	$16,168,956

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 FOR THE SIX MONTHS ENDED MARCH 31, 2022 AND 2021

(UNAUDITED)

							Accumulated
			Additional				Other
	Common Stock		Paid in	Subscription	Statutory	Retained	Comprehensive
	Shares	Amount	Capital	Receivable	Reserve	Earnings	Income	Total
Balance at September 30, 2020	16,000,000	$50,000	$3,679,000	$-	$2,439,535	$13,738,979	$895,390	$20,802,904

Issuance of ordinary shares in initial public offerings, net	5,000,000	15,625	21,747,532	-	-	-	-	21,763,157
Issuance of additional shares under over allotment option in initial public offerings, net	750,000	2,344	3,747,656	(3,571,241)	-	-	-	178,759
Net income	-	-	-	-	-	7,147,798	-	7,147,798
Foreign currency translation adjustment	-	-	-	-	-	-	797,643	797,643

Balance at March 31, 2021	21,750,000	$67,969	$29,174,188	$(3,571,241)	$2,439,535	$20,886,777	$1,693,033	$50,690,261

Balance at September 30, 2021	21,750,000	$67,969	$29,279,159	$-	$2,439,535	$25,058,931	$2,088,759	$58,934,353

Net income	-	-	-	-	-	1,731,735	-	1,731,735
Foreign currency translation adjustment	-	-	-	-	-	-	492,194	492,194

Balance at March 31, 2022	21,750,000	$67,969	$29,279,159	$-	$2,439,535	$26,790,666	$2,580,953	$61,158,282

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$1,731,735	$7,147,798
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	292,111	243,466
Loss from disposal of fixed assets	1,011	-
Changes in allowance for doubtful accounts	100,406	(203,253)
Changes in inventory reserve	(16,508)	(76,734)
Deferred income tax provision (benefit)	(100,406)	71,221
Short-term investment income	(696,430)	-
Changes in operating assets and liabilities:
Accounts receivable	(3,060,116)	(6,322,074)
Inventories	(860,517)	(2,864,911)
Advance to suppliers, net	2,664,149	-
Prepayment for advertising	7,593,960	-
Advances to related parties	(110,241)	-
Prepaid expenses and other current assets	(240,164)	(3,098,993)
Accounts payable	(1,751,013)	5,801,410
Taxes payable	(157,280)	55,105
Accrued expenses and other current liabilities	727,506	305,094
Net cash provided by operating activities	6,118,203	1,058,129

Cash flows from investing activities:
Purchases of property and equipment	(55,629)	(50,875)
Proceeds from disposal of equipment	538	-
Net cash used in investing activities	(55,091)	(50,875)

Cash flows from financing activities:
Proceeds from short-term bank loans	1,255,200	1,220,800
Repayment of bank loans	(1,255,200)	(1,220,800)
Net proceeds from initial public offerings	-	21,941,916
Proceeds from (repayment of) related party borrowings	(19,991)	2,194,640
Net cash provided by (used in) financing activities	(19,991)	24,136,556

Effect of changes of foreign exchange rates on cash	115,271	797,117
Net increase in cash	6,158,392	25,940,927
Cash, beginning of period	8,077,908	10,058,202
Cash, end of period	$14,236,300	$35,999,129

Supplemental disclosure of cash flow information
Cash paid for interest	$103,765	$65,775
Cash paid for income tax	$1,880,314	$3,364,769

Supplemental non-cash financing activity:
Subscription receivable from issuance of ordinary shares under initial public offerings	$-	$3,571,241
Cost of construction in progress paid in prior years	$448,342	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Universe Pharmaceuticals Inc. (“Universe INC” or the “Company”) was incorporated under the laws of the Cayman Islands on December 11, 2019 as an exempted company with limited liability.

Universe INC. owns 100% equity interest of Universe Pharmaceuticals (International) Group (“Universe HK”), an entity incorporated on May 21, 2014 in accordance with the laws and regulations in Hong Kong.

Jiangxi Universe Pharmaceuticals Technology Co., Ltd. (“Universe Technology”) was formed on April 8, 2019, as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC” or “China”). The registered capital of Universe Technology is approximately $4.3 million (RMB30.5 million). In December 2019, the Company made a capital contribution of $500,000 to Universe Technology. Pursuant to the article of incorporation of Universe Technology, the remaining capital contribution of approximately $3.8 million for Universe Technology is required to be completed before 2038.

Universe INC, Universe HK and Universe Technology are currently not engaging in any active business operations and are merely acting as holding companies.

Jiangxi Universe Pharmaceuticals Co., Ltd. (“Jiangxi Universe”) was incorporated on March 2, 1998 in accordance with PRC laws and is engaged in research and development and manufacturing of modernized traditional Chinese medicines. Jiangxi Universe owns 100% of the equity of Jiangxi Universe Pharmaceuticals Commercial Trade Co., Ltd. (“Universe Trade”) which was incorporated on March 10, 2010 to handle the sales and distribution of the pharmaceutical products manufactured by Jiangxi Universe.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on December 11, 2019. The Reorganization involved the incorporation of Universe INC and Universe Technology, and the transfer of the 100% equity interest of Jiangxi Universe to Universe Technology. Consequently, Universe INC, through its subsidiary Universe HK, directly controls Universe Technology and Jiangxi Universe, and became the ultimate holding company of all other entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control, since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On March 25, 2021, the Company closed its initial public offering (the “IPO”) of 5,000,000 ordinary shares, par value $0.003125 per share (the “ordinary shares”) at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds from the IPO totaled $28.75 million. Net proceeds of the IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

On May 12, 2021, through the Company’s PRC subsidiary, Jiangxi Universe, the Company established a wholly controlled subsidiary, Guangzhou Universe Hanhe Medical Research Co., Ltd. (“Universe Hanhe”) in Guangzhou City, China, for the business purpose of conducting research and development of new pharmaceutical products in order to diversify the Company’s product offerings in the near future. As of March 31, 2022 and as of the date of this report, Universe Hanhe has no active business operations.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

Details of the subsidiaries of the Company as of March 31, 2022 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Universe INC	December 11, 2019	Cayman Islands	Parent, 100%	Investment holding

Universe HK	May 21, 2014	Hong Kong	100%	Investment holding

Universe Technology	April 18, 2019	PRC	100%	WFOE, Investment holding

Jiangxi Universe	March 2, 1998	PRC	100%	Research and development and manufacturing of modernized traditional Chinese medicines

Universe Trade	March 10, 2010	PRC	100%	Sales of modernized traditional Chinese medicines

Universe Hanhe	May 12, 2021	PRC	100%	Research and development of new pharmaceutical products

The Company, through its wholly-owned subsidiaries, is primarily engaged in the development, manufacturing and sale of traditional Chinese medicines derivatives (“TCMD”) products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, traditional Chinese medicine pieces products and dietary supplements (collectively “third-party products”). All of these TCMD and third-party products are currently sold to customers including pharmaceutical companies, hospitals, clinics and drugstore chains throughout China.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of Universe INC, Universe HK, Universe Technology, Jiangxi Universe, Universe Trade and Universe Hanhe. All inter-company balances and transactions are eliminated upon consolidation.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the allowance for estimated uncollectible receivables, the realizability of advance to suppliers, inventory valuations, useful lives of property, plant and equipment, intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and realization of deferred tax assets. Actual results could differ from those estimates.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The main operation of the Company is located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

The development and commercialization of new pharmaceutical products is highly competitive, and the industry currently is characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. The Company may face competition with respect to its current and future pharmaceutical product candidates from major pharmaceutical companies in China.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations may be further affected by the ongoing COVID-19 pandemic. Due to the resurgence of COVID-19 pandemic in China in 2022, there had been delays in purchase of raw material supplies and deliver products to the customers of the PRC operating entities on a timely basis as a consequence of the travel restrictions. The prices of the raw materials also increased by about 5% from January 2022 to May 2022 as compared to the same period last year. In addition, the Company has granted some of its customers extended payment terms of 30 days to 120 days since January 2022, as a result of the COVID-19 pandemic. However, based on the present relationship with these customers and the evaluation of their financial health, the Company does not anticipate any material collectability problems. Even though the Company does not expect that the COVID-19 pandemic will have a negative impact on the business operations of the PRC operating entities and the financial results, due to the high uncertainty of the evolving situation, the Company has limited visibility on how the COVID-19 pandemic affects the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID-19 may cause the revenue and cash flows to underperform in the next 12 months from the date the unaudited condensed consolidated financial statements are released. The extent of the future impact of the COVID-19 pandemic on the business and results of operations is still uncertain. Any resurgence of the COVID-19 pandemic could negatively affect the execution of customer contracts, the collection of customer payments, or disrupt the Company’s supply chain, and the continued uncertainties associated with COVID-19 may negatively impact the Company’s revenue and cash flows.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that collection is not probable. Allowance for uncollectable balances amounted to $555,105 and $446,527 as of March 31, 2022 and September 30, 2021, respectively.

Inventories, net

Inventories are stated at net realizable value using weighted average method. Costs include the cost of raw materials, freight, direct labor and related production overhead. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. The Company evaluates inventories on a quarterly basis for its net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging, expiration dates, as applicable, taking into consideration historical and expected future product sales. The Company recorded inventory reserve of $101,914 and $116,453 as of March 31, 2022 and September 30, 2021, respectively.

Advances to suppliers, net

Advances to suppliers represent prepayments made to ensure continuous high-quality supplies and favorable purchase prices for raw materials. These advances are directly related to the purchases of raw materials used to fulfill sales orders. The Company is required from time to time to make cash advances when placing its purchase orders. These advances are settled upon suppliers delivering raw materials to the Company when the transfer of ownership occurs. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance. As of March 31, 2022 and September 30, 2021, no allowance for doubtful accounts was deemed necessary, as the Company believes that all advances to suppliers are fully realizable.

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs were charged to shareholders’ equity upon the completion of the IPO on March 25, 2021.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Short-term investments

The Company’s short-term investments consist of wealth management financial products purchased from a financial institution, which can be redeemed anytime. The financial institution invests the Company’s fund in certain financial instruments including money market funds and bonds to generate investment income. The short-term investments are deemed to be trading securities and are measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for investment are included in the unaudited condensed consolidated statements of operations and comprehensive income over the investment period (see Note 7).

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, short-term investments, advances to suppliers, prepaid expenses and other current assets, accounts payable, short-term bank loans, accrued expenses and other current liabilities, taxes payable and due to related parties, approximate the fair value of the respective assets and liabilities as of March 31, 2022 and September 30, 2021 based upon the short-term nature of the assets and liabilities. The Company’s investment in equity securities is accounted for using the measurement alternative in accordance with ASC 321, which also approximate its recorded value.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over their expected useful lives, as follows:

Useful life
Buildings	20 years
Machinery and equipment	5–10 years
Automobiles	3–5 years
Office and electric equipment	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of income and other comprehensive income in other income or expenses.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment expenses for property, plant, and equipment were recorded in operating expenses for the six months ended March 31, 2022 and 2021, respectively.

Intangible Assets

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful life
Land use rights	50 years
Software	3 years

The Company reviews the carrying value of land use rights for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors. Based on this assessment, no impairment of land use rights was deemed necessary for the six months ended March 31, 2022 and 2021, respectively.

Construction-in-Progress (“CIP”)

CIP represents property and buildings under construction and consists of construction expenditures, equipment procurement, and other direct costs attributable to the construction. CIP is not depreciated. Upon completion and ready for intended use, CIP is reclassified to the appropriate category within property, plant and equipment.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property, plant and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted cash flows from the use of the asset and its eventual disposition below are the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and September 30, 2021.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in Equity Securities

The Company accounts for its equity investments in accordance with Accounting Standards Codification (“ASC”) 321 “Investments—Equity Securities” (“ASC 321”). In accordance with ASC 321, equity investment which the Company has no significant influence (generally less than a 20% ownership interest) with readily determinable fair values are accounted for at fair value based on quoted market prices with the changes in fair value recognized as unrealized gains or losses in earnings. Equity investments without readily determinable fair values are accounted for either at fair value or using the measurement alternative. Under the measurement alternative, the equity investments are measured at cost, less any impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

From March 2009 to September 2017, the Company invested approximately $0.7 million (RMB5 million) in Jiangxi Jian Rural Commercial Bank (“JX RCB Bank”) in exchange for 5% ownership interest in the bank. The purpose of entering into these equity investment agreements with JX RCB Bank was to earn investment income as the bank continues to grow. The Company determined that this investment in equity securities does not have a readily determinable fair value and, accordingly, elected the measurement alternative noted above.

The Company initially recorded the investments at historical cost and subsequently records any dividends received from the net accumulated earnings of the investee as income. As of March 31, 2022 and September 30, 2021, this investment amounted to $586,674 (RMB5 million) and $744,924 (RMB5 million), respectively, and was reported as long-term investment in equity investee on the unaudited condensed consolidated balance sheets. Investment income amounted to Nil and $30,626 for the six months ended March 31, 2022 and 2021, respectively.

The investments in equity securities are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value. There was no impairment for the Company’s investments in equity securities as of March 31, 2022 and September 30, 2021.

Revenue recognition

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company accounts for the revenue generated from sales of its TCMD and third-party products on a gross basis, as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation, namely, the promise is to transfer the individual goods to customers, and there is no separately identifiable other promise in the contracts. The Company’s revenue streams are recognized at a point in time when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company’s products are sold with no right of return and the Company does not provide other credits or sales incentive to customers. Revenue is reported net of all value added taxes (“VAT”).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of March 31, 2022 and September 30, 2021, the Company did not have contract assets and contract liabilities.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended March 31, 2022 and 2021 are disclosed in Note 17 of these unaudited condensed consolidated financial statements.

Cost of revenue

Cost of revenue consists primarily of the costs of raw materials, freight charges, direct labor, depreciation of plants and machinery, warehousing and overhead associated with the manufacturing process.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise employee costs, internal and external costs related to execution of studies, including manufacturing costs, facility costs of the research center, and amortization and depreciation to intangible assets and property, plant and equipment used in the research and development activities. For the six months ended March 31, 2022 and 2021, total research and development expense were approximately $144,461 and $310,668, respectively.

Shipping and handling costs

Shipping and handling costs are expensed as incurred. Inbound shipping and handling cost associated with bringing the purchased raw materials and third-party products from suppliers to the Company’s warehouse are included in cost of revenue. Outbound shipping and handling costs associated with shipping and delivery the products to customers are included in selling expenses.

Advertising expense

Advertising expenses primarily relate to promotion of the Company’s brand name and products through outdoor billboards, social media such as Weibo and WeChat, and TV advertisement. Advertising costs is expensed as incurred or deferred and then expensed the first time the advertising takes place. Advertising expenses are included in selling expenses in the unaudited condensed consolidated statements of income and comprehensive income. Advertising expenses amounted to $8,219,488 and $266,884 for the six months ended March 31, 2022 and 2021, respectively.

Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment (See Note 18).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2022 and 2021. The Company does not believe there was any uncertain tax provision at March 31, 2022 and September 30, 2021.

The Company’s operating subsidiary in China is subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended March 31, 2022 and 2021. As of March 31, 2022, all of the tax returns of the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended March 31, 2022 and 2021, there were no dilutive shares.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currency for Universe INC is the U.S Dollar (“US$”). Universe HK uses Hong Kong dollar as its functional currency. However, Universe INC and Universe HK currently only serve as holding companies and did not have active operations as of the date of this report. The Company operates only in the PRC and the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency US$.

Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended March 31,		For the Year Ended September 30,
	2022	2021	2021
Period/Year-end spot rate	US$1=RMB6.3482	US$1=RMB6.5565	US$1=RMB6.4580
Average rate	US$1=RMB6.3717	US$1=RMB6.5541	US$1=RMB6.5095

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of income and comprehensive income.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Employee Defined Contribution Plan

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $342,318 and $279,120 for the six months ended March 31, 2022 and 2021, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

Recent Adopted Accounting Pronouncements

In August 2018, the FASB Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis. The adoption of this guidance had no material impact on the Company’s unaudited condensed consolidated financial statements.

Recent Accounting Pronouncements not yet adopted

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. In July 2018, FASB issued ASU 2018-11 Leases (Topic 842) – Targeted Improvements that reduces costs and eases implementation of the leases standard for financial statement preparers. The ASU simplifies transition requirements and, for lessors, provides a practical expedient for the separation of non-lease components from lease components. ASU 2016-02 was further amended in November 2019 by ASU 2019-10 and in June 2020 by ASU 2020-05, which deferred the effective date of new lease standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods and interim periods within those years beginning after December 15, 2018. For all other entities, the guidance is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company elects to apply for the new and revised accounting standards at the effective date for a private company and to adopt this guidance effective October 1, 2021. The Company is currently evaluating the impact of adopting this standard on its unaudited condensed consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by Accounting Standards Update 2018-19, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Accounting Standards Update 2019-04 Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and Accounting Standards Update 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company plans to adopt this guidance effective October 1, 2023. The Company is currently evaluating the impact of its pending adoption of ASU 2016-13 on its unaudited condensed consolidated financial statements.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2021 for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on our financial statements.

In February 2020, the FASB issued ASU 2020-02, “Financial Instruments – Credit Losses (Topic 326) and Leases (topic 842) Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (topic 842)”. This ASU provides guidance regarding methodologies, documentation, and internal controls related to expected credit losses. This ASU is effective for interim and annual periods beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of this guidance on its unaudited condensed consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	March 31, 2022	September 30, 2021
Accounts receivable	$19,371,511	$16,020,269
Less: allowance for doubtful accounts	(555,105)	(446,527)
Accounts receivable, net	$18,816,406	$15,573,742

The Company’s accounts receivable primarily includes the balance due from customers when the Company’s pharmaceutical products are sold and delivered to customers. As of date of this report, approximately 97.5% of the Company’s accounts receivable balance at September 30, 2021 has been collected. As of date of this report, approximately 64.9%, or $12.2 million, of the Company’s net account receivable balance at March 31, 2022 has been subsequently collected and the remaining balance is expected to be substantially collected before September 30, 2022.

The following table summarizes the Company’s accounts receivable and subsequent collection by aging bucket:

Accounts Receivable by aging bucket	Balance as of March 31, 2022	Subsequent collection	% of subsequent collection
Less than 3 months	$13,615,648	$7,841,418	57.6%
From 4 to 6 months	4,967,823	4,102,633	82.6%
From 7 to 9 months	425,163	244,185	57.4%
From 10 to 12 months	92,416	16,684	18.1%
Over 1 year	270,461	5,453	2.0%
Total gross accounts receivable	19,371,511	12,210,373	63.0%
Allowance for doubtful accounts	(555,105)	-	-
Accounts Receivable, net	$18,816,406	$12,210,373	64.9%

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — ACCOUNTS RECEIVABLE, NET (continued)

Allowance for doubtful accounts movement is as follows:

	March 31, 2022	September 30, 2021
Beginning balance	$446,527	$639,991
Additions	100,406	-
Bad debt recovery	-	(225,660)
Foreign currency translation adjustments	8,172	32,196
Ending balance	$555,105	$446,527

NOTE 4 — INVENTORY, NET

Inventory consists of the following:

	March 31, 2022	September 30, 2021
Raw materials	$1,389,119	$607,661
Work-in-progress	256,282	-
Finished goods	1,842,385	1,971,334
Inventory valuation allowance	(101,914)	(116,453)
Total inventory, net	$3,385,872	$2,462,542

Impairment of inventories is recorded in cost of goods sold. For the six months ended March 31, 2022 and 2021, recovery of previously accrued inventory allowance amounted to $16,508 and $76,734, respectively.

NOTE 5 — ADVANCE TO SUPPLIERS

Advances to suppliers consist of the following:

	March 31, 2022	September 30, 2021
Advances to suppliers for inventory raw material purchase	$103,653	$2,738,313
Less: allowance for doubtful accounts	-	-
Advances to suppliers	$103,653	$2,738,313

Advances to suppliers represent prepayments made to suppliers to ensure continuous high-quality supplies and favorable purchase prices for raw materials. During 2021, due to supply chain disruption caused by COVID-19, the market price for raw materials continued to increase. In order to ensure sufficient raw materials for production and lock in favorable purchase prices, the Company made advance payments to suppliers.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PREPAYMENT FOR ADVERTISTING

On September 6, 2021, the Company entered into an advertising service agreement with third-party, Guangdong Fengyang Legend Consulting Co., Ltd. (“Fengyang Legend”), pursuant to which, Fengyang Legend will assist the Company to develop and produce TV advertising film for the Company in order to promote the Company’s sales of its major TCMD product, Bainian Pill and Guben Yanling Pill, and coordinate the specific TV Channel to broadcast the advertising film to targeted geographic market areas. The total contracted advertising service fee is RMB55 million (approximately $8.5 million), with an adverting consulting service period of one year from October 1, 2021 to September 30, 2022. Based on contract terms, the Company was required to make a 30% advance payment to Fengyang Legend within 7 business days upon signing the service agreement and make an additional 58% of the contract price to Fengyang Legend once the specific TV channel used for broadcast the TV film is determined. As of September 30, 2021, total RMB48.4 million (approximately $7.5 million) had been prepaid to Fengyang Legend for TV film production and coordinating the TV channels for broadcasting, and was recorded as a prepayment for advertising services on the balance sheets. The TV advertisement was first broadcasted in October 2021, and such prepayment to Fengyang Legend has been charged to advertising expenses during the six months ended March 31, 2022.

NOTE 7 — SHORT-TERM INVESTMENTS

The Company’s short-term investments consist of wealth management financial products purchased from financial institution, which can be redeemed anytime at the Company’s discretion. The financial institution invests the Company’s fund in certain financial instruments including money market funds and bonds to generate investment income. Short-term investments consisted of the following:

	March 31, 2022	September 30, 2021
Beginning balance	$13,725,204	$-
Add: purchase wealth management financial products	-	15,330,660
Less: redemption	-	(1,801,927)
Accrued investment income	696,430	239,549
Foreign currency translation adjustments	(77,542)	(43,078)
Ending balance of short-term investments	$14,344,092	$13,725,204

Investment income generated from such short-term investments amounted to $696,430 and Nil for the six months ended March 31, 2022 and 2021, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consists of the following:

	Useful life	March 31, 2022	September 30, 2021
Buildings	20 years	$7,944,192	$7,808,006
Machinery and equipment	5-10 years	2,110,687	2,047,338
Automobiles	3-5 years	87,313	116,370
Office and electric equipment	3-5 years	534,717	489,886
Construction in progress		450,056	-
Subtotal		11,126,965	10,461,600
Less: accumulated depreciation		(6,141,930)	(5,780,247)
Property and equipment, net		$4,985,035	$4,681,353

Depreciation expense was $289,290 and $240,722 for the six months ended March 31, 2022 and 2021, respectively. Loss from disposal of fixed assets amounted to $1,011 and Nil for the six months ended March 31, 2022 and 2021, respectively.

NOTE 9 — INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	Useful life	March 31, 2022	September 30, 2021
Land use rights	50 years	$283,182	$278,327
Software	3 years	23,771	23,364
Total		306,953	301,691
Less: accumulated amortization		(128,189)	(123,208)
Intangible assets, net		$178,764	$178,483

Amortization expense was $2,821 and $2,744 for the six months ended March 31, 2022 and 2021, respectively.

Estimated future amortization expense for intangible assets is as follows:

Twelve months ending March 31,	Amortization expense

2023	$5,664
2024	5,664
2025	5,664
2026	5,664
2027	5,664
Thereafter	150,444
$178,764

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — PREPAYMENT FOR CIP PROJECT

CIP represents direct costs of construction incurred for the Company’s manufacturing facilities. On June 25, 2021, the Company signed a construction sub-contract with sub-contractor Jiangxi Chenyuan Construction Project Co., Ltd. (“Chenyuan”), pursuant to which, Chenyuan will help the Company construct four manufacturing plant buildings and an office building with a total estimated budget of RMB165 million (approximately $26.0 million). The construction work started on August 8, 2021, with an originally estimated completion date on August 7, 2023. Due to resurgence of the COVID-19 pandemic, which resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, the construction work is estimated to be completed in December 2024. As of March 31, 2022, the Company had made a prepayment of approximately RMB69.2 million (approximately $10.9 million) to Chenyuan for land improvement, building foundation and the construction of the main body of the manufacturing plants.

As of March 31, 2022, $450,056 (approximately RMB2.9 million) of the prepayment for the CIP project had been used for construction work, and the amount was recorded as construction in progress which was included in property, plant and equipment in the consolidated balance sheets. As of March 31, 2022, the $10.4 million prepayment to Chenyuan was recorded as a prepayment for CIP project on the balance sheets.

As of March 31, 2022, future additional capital expenditure on this CIP project is estimated to be approximately RMB95.8 million (equivalent to $15.1 million), among which approximately $3.9 million is required for the next 12 months. The Company currently plans to support its ongoing CIP project construction through cash flows from operations, proceeds received from the IPO, and borrowings from PRC banks in the future and use such bank borrowings to support the CIP project, if necessary. The construction of the four manufacturing plant buildings and the office building is expected to be fully completed and put into use by December 2024 and December 2025, respectively.

As of March 31, 2022, future minimum capital expenditures on the Company’s CIP project are estimated as follows:

Fiscal Years ending September 30,	Capital Expenditure on CIP

2023	$3,772,125
2024	8,298,675
2025	2,263,275
2026	754,425
Total	$15,088,500

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — PREPAYMENT FOR PURCHASE OF A PROPERTY

On May 6, 2021, the Company entered into a real estate property purchase agreement with related party Jiangxi Yueshang Investment Co., Ltd. (“Jiangxi Yueshang”), an entity in which the Company’s chief executive officer, Mr. Gang Lai, owned 5% equity interest as of the date of that agreement. Pursuant to the property purchase agreement, Jiangxi Yueshang will sell and the Company will purchase a certain residential apartment and commercial office space totaling 2,749.30 square meters, with a total purchase price of RMB32 million (approximately $5.04 million). Pursuant to this agreement, the Company was required to make a prepayment in the amount of 50% of the total purchase price, with 20% of the total purchase price payable upon the availability of a certificate of occupancy, and 30% of the total purchase price payable upon delivery of the property.

As of March 31, 2022, the Company had made a prepayment of RMB16 million ($2,520,000) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024. Since the property is located in the urban downtown area of Ji’an City, the Company plans to use the property for offices in late 2024.

NOTE 12 — SHORT-TERM BANK LOANS

Short-term bank loans consist of the following:

	Note	March 31, 2022	September 30, 2021
Short-term bank loans:
Maturity date on June 15, 2022, interest rate 4.81% per annum	(1)	1,575,000	1,548,000
Maturity date on June 30, 2022, interest rate 4.5% per annum	(2)	1,575,000	1,548,000
Maturity date on March 17, 2022, interest rate 4.81% per annum		-	1,238,400
Maturity date on March 13, 2023, interest rate 4.62% per annum	(3)	1,260,000	-
Total short-term bank loans		$4,410,000	$4,334,400

(1)	On June 16, 2021, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Jiangxi Luling Rural Commercial Bank (“LRC Bank”) to borrow RMB10 million (equivalent to $1,575,000) as working capital for one year, with the maturity date on June 15, 2022. The fixed interest rate of the loan was 4.81% per annum. There was no guarantee requirement for this loan. The loan was fully repaid upon maturity.

(2)	On June 30, 2021, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,575,000) as working capital for one year, with the maturity date on June 30, 2022. The fixed interest rate of the loan was 4.5% per annum. Certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, Mr. Gang Lai’s spouse, Mrs. Xing Wu, and the Company’s subsidiary, Universe Trade, jointly signed guarantee agreements with Bank of Communications to provide credit guarantees for this loan. The loan was fully repaid upon maturity.

(3)	On March 18, 2021, the Company’s subsidiary, Universe Trade, signed a loan agreement with LRC Bank to borrow RMB8 million (equivalent to $1,260,000) as working capital for one year, with the maturity date on March 17, 2022. The fixed interest rate of the loan was 4.81% per annum. There was no guarantee requirement for this loan. The loan was fully repaid upon maturity.

For the above-mentioned loans, the Company recorded a total interest expense of $103,765 and $65,775 for the six months ended March 31, 2022 and 2021, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — RELATED PARTY TRANSACTIONS

(a)	Nature of relationships with related parties

Name	Relationship with the Company
Mr. Gang Lai	Chief Executive Officer and chairman of the Company’s Board of Directors
Ms. Lin Yang	Chief Financial Officer and Director
Greatest Group (China) Financial Management Limited (“Greatest Group”)	A minority shareholder of the Company’s owns 8.7% of the outstanding shares of the Company
Foshan Shangyu Investment Holding Co., Ltd (“Foshan Shangyu”)	An affiliated entity of the Company, 90% owned by and controlled by the Company’s chief executive officer

(b)	Due from related parties

Name	March 31, 2022	September 30, 2021
Greatest Group	$234,155	$235,438
Foshan Shangyu	122,135	1,544
Total due from related parties	$356,290	$236,982

The Company’s due from related parties were interest free and due on demand.

(c)	Due to related parties

Name	March 31, 2022	September 30, 2021
Mr. Gang Lai	$7,293	$-
Mrs. Lin Yang	-	19,723
Total due to related parties	$7,293	$19,723

As of March 31, 2022 and September 30, 2021, due to related parties mainly consisted of advances from related parties for working capital purposes during the Company’s normal course of business. These advances are non-interest bearing and due on demand.

(d)	Loan guarantee provided by related parties

In connection with the Company’s bank borrowings from Bank of Communications, certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, Mr. Gang Lai’s spouse, Ms. Xing Wu, and the Company’s subsidiary, Universe Trade, jointly signed guarantee agreements with Bank of Communications to provide credit guarantee for this loan.

In connection with the Company’s bank borrowings from LRC Bank, the Company’s chief executive officer, Mr. Gang Lai, signed a guarantee agreement with LRC Bank to provide a credit guarantee for the Company’s loans from LRC Bank within the loan period (see Note 12).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — RELATED PARTY TRANSACTIONS (continued)

(e)	Prepayment to related party for property purchase

As disclosed in Note 11, on May 6, 2021, the Company entered into a real estate property purchase agreement with a related party, Jiangxi Yueshang, to purchase certain residential apartment and commercial office space totaling 2,749.30 square meters with total purchase price of RMB32 million (approximately $5.04 million). As of March 31, 2022, the Company had made a prepayment of RMB16 million ($2,520,000) to Jiangxi Yueshang. The remaining balance is expected to be paid by August 2024.

NOTE 14 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, Universe INC is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Universe HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Universe HK did not generate any assessable profits derived from Hong Kong sources for the six months ended March 31, 2022 and 2021, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for their HNTE status every three years. Jiangxi Universe, one of the Company’s main operating subsidiaries in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2016 with a term of three years. In December 2019, Jiangxi Universe successfully renewed its HNTE certification with local government and will continue to enjoy the reduced income tax rate of 15% for another three years through December 2022. Universe Trade, another operating subsidiary of the Company in the PRC, was approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning December 2020 with a term of three years. However, as a trading company, Universe Trade failed to continue qualifying for the reduced income tax rate of 15% since October 2021, which was determined by the local tax authority. EIT is typically governed by the local tax authority in the PRC. Each local tax authority at times may grant tax holidays to local enterprises as a way to encourage entrepreneurship and stimulate local economy. The corporate income taxes for the six months ended March 31, 2022 and 2021 were reported at a blended reduced rate as a result of certain of the PRC subsidiaries of the Company’s being approved as a HNTE and enjoying a 15% reduced income tax rate. The impact of the tax holidays noted above decreased PRC corporate income taxes by $355,117 and $68,788 for the six months ended March 31, 2022 and 2021, respectively. The benefit of the tax holidays on net income per share (basic and diluted) was $0.02 and $0.004 for the six months ended March 31, 2022 and 2021, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

The components of the income tax provision (benefit) are as follows:

	For the Six Months Ended March 31,
	2022	2021
Current tax provision
Cayman	$-	$-
Hong Kong	-	-
PRC	1,678,625	2,339,526
Subtotal	$1,678,625	$2,339,526
Deferred tax provision (benefit)
Cayman	$-	$-
Hong Kong	-	-
PRC	(100,406)	71,221
Total income tax provision	$1,578,219	$2,410,747

The following table reconciles the China statutory rates to the Company’s effective tax rate for the six months ended March 31, 2022 and 2021:

	For the Six Months Ended March 31,
	2022	2021
Statutory PRC income tax rate	25.0%	25.0%
Effect of income tax holiday	10.7%	(0.7)%
Permanent difference	15.0%	-%
Non-PRC entities not subject to PRC income tax	(2.1)%	0.3%
Impact on DTA due to change in applicable income tax rate	(1.7)%	-%
Change in valuation allowance	0.8%	0.6%
Total	47.7%	25.2%

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2022, all of the Company’s tax returns of its PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Deferred tax assets are composed of the following:

	March 31, 2022	September 30, 2021
Deferred tax assets:
Net operating loss carry-forwards	$829,137	$785,550
Allowance for doubtful accounts	156,824	84,447
Total	985,961	869,997
Valuation allowance	-	-
Total deferred tax assets	$985,961	$869,997

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — TAXES (continued)

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. Although Jiangxi Universe incurred a net loss during the six months ended March 31, 2022, the Company determined that it is more likely than not that its deferred tax assets could be realized due to the estimated future earnings in Jiangxi Universe.

(b)	Taxes payable

Taxes payable consist of the following:

	March 31, 2022	September 30, 2021
Income tax payable	$542,639	$669,780
Value added tax payable	353,128	326,468
Other taxes payable	67,023	105,212
Total taxes payable	$962,790	$1,101,460

NOTE 15 — CONCENTRATIONS

A majority of the Company’s revenue and expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of March 31, 2022 and September 30, 2021, $13,727,137 and $5,892,655 of the Company’s cash, respectively, was on deposit at financial institutions in the PRC where no existing rule or regulation requires such financial institutions to maintain insurance to cover bank deposits in the event of bank failure. For the six months ended March 31, 2022 and 2021, the Company’s substantial assets were located in the PRC and the Company’s substantial revenues were derived from its subsidiaries located in the PRC.

For the six months ended March 31, 2022 and 2021, no single customer accounted for more than 10% of the Company’s total revenue. The Company’s top 10 customers aggregately accounted for 30.3% and 31.2% of the total revenue for the six months ended March 31, 2022 and 2021, respectively.

Sales of one of the Company’s major products, Guben Yanling Pill, accounted for 43.6% and 34.8% of the Company’s total revenue for the six months ended March 31, 2022 and 2021, respectively.

As of March 31, 2022 and September 30, 2021, no customer accounted for more than 10% of the total accounts receivable balance.

As of March 31, 2022, two suppliers accounted for 50.6% and 49.4% of the total advance to supplier balance. As of September 30, 2021, two suppliers accounted for 35.3% and 28.0% of the total advance to supplier balance.

For the six months ended March 31, 2022, no supplier accounted for more than 10% of the total purchases, respectively. For the six months ended March 31, 2021, three suppliers accounted for approximately 13.4%, 11.1% and 10.4% of the total purchases, respectively.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Universe INC was incorporated under the laws of the Cayman Islands on December 11, 2019. The original authorized number of ordinary shares was 50,000 shares with par value of US$1.00 per share and 50,000 shares were issued. On August 7, 2020, the Company amended its Memorandum of Association to increase the authorized number of shares to 100,000,000 shares with par value of $0.003125 per share, and subdivide the original issued shares from 50,000 shares at par value of $1.00 per share to 16,000,000 ordinary shares with par value of $0.003125 per share. As a result of this forward split of the outstanding ordinary shares at a ratio of 320-for-1 share, a total of 16,000,000 shares were issued and outstanding after the split. The issuance of these 16,000,000 shares is considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Initial Public Offering

On March 25, 2021, the Company closed its IPO of 5,000,000 ordinary shares at a public offering price of $5.00 per share. On March 29, 2021, the underwriter exercised in full its over-allotment option to purchase an additional 750,000 ordinary shares. The closing for the sale of the over-allotment shares took place on March 31, 2021. Gross proceeds of the IPO, including the proceeds from the sale of the over-allotment shares, totaled $28.75 million, before deducting underwriting discounts and other related expenses. Net proceeds of our IPO, including over-allotment shares, were approximately $25.6 million. In connection with the IPO, the Company’s ordinary shares began trading on the Nasdaq Global Market under the symbol “UPC” on March 23, 2021.

As of March 31, 2022 and September 30, 2021, the Company had total of 21,750,000 and 21,750,000 of ordinary shares issued and outstanding, respectively.

Underwriter warrants

In connection with the Company’s IPO, the Company also agreed to issue warrants to the underwriter, for a nominal consideration of $0.001 per warrant, to purchase 300,000 ordinary shares of the Company (equal to 6% of the total number of ordinary shares sold in the IPO, not including any ordinary shares sold in the over-allotment option) (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years, with an exercise price of $5.50 per share (equal to 110% of the Company’s IPO offering price of $5.00 per share). The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for five (5) years, and will terminate on the fifth anniversary of the closing of the IPO. Management determined that the Underwriter Warrants meet the requirements for equity classification under ASC 815-40 because they are indexed to its own stock. As of March 31, 2022, the Underwriter Warrants were issued and outstanding, but none of them has been exercised. For the six months ended March 31, 2022, the Underwriter Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

Cash dividends

On September 21, 2016, September 13, 2017, February 2, 2018, September 20, 2018 and February 21, 2019, the board of directors of Jiangxi Universe approved resolutions to pay cash dividends of RMB40 million, RMB30 million, RMB20 million, RMB10 million and RMB30 million, respectively, to its shareholders at the time of record out of the retained earnings balance of Jiangxi Universe, to be paid to these shareholders when there are sufficient available earnings and the Company has sufficient funds. A total of RMB130 million (approximately $19.1 million) cash dividend was declared from September 2016 to February 2019, among which, approximately RMB20 million ($3.1 million) was paid in cash to its shareholders in 2018 and the remaining RMB110 million ($16 million) was paid to its shareholders in 2019. There were no additional cash dividends paid during the six months ended March 31, 2022 and 2021.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — SHAREHOLDERS’ EQUITY (continued)

Except for the dividends declared mentioned above, the Company has not declared or paid dividends to its shareholders in the past, and may not choose to make additional distributions in the future. Any decision as to the payment of dividends will depend on the available earnings, the capital requirements of the Company, the Company’s general financial condition and other factors deemed pertinent by the board of directors.

Statutory reserve and restricted net assets

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company without the consent of a third party. As of March 31, 2022 and September 30, 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $2,439,535 and $2,439,535, respectively, and total restricted net assets amounted to $31,786,663 and $31,786,663, respectively.

Cash transfer between the Company and its subsidiaries

For the six months ended March 31, 2022, the Company received cash in the amount of $298,423 from its subsidiary in Hong Kong, and the WFOE transferred cash in the amount of $620,468 to Jiangxi Universe. For the six months ended March 31, 2021, the Company transferred cash in the amount of $198,274 to its subsidiary in Hong Kong, and there was no other cash transferred between the Company and its subsidiaries. The assets transfer was for business operation purpose. There was no distribution of earnings by the PRC operating subsidiaries to the Company during the six months ended March 31, 2022 and 2021, respectively.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. For the six months ended March 31, 2022 and 2021, the Company did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

The Company has an ongoing CIP project associated with the construction of a new manufacturing facility. As of March 31, 2022, future minimum capital expenditures on the Company’s CIP project amounted to approximately $15.1 million, among which, approximately $3.9 million is required for the next 12 months from the date of this report (see Note 10).

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to, and regularly reviewed by, the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The management of the Company concludes that it has only one reporting segment. The Company develops, manufactures and sells TCMD products targeted to the elderly to address their physical conditions in the aging process and to promote their general well-being. In addition, the Company also sells biochemical drugs, medical instruments, Traditional Chinese Medicine Pieces products and dietary supplements manufactured by third-party pharmaceutical companies. All of these products are currently sold in China.

The Company’s products have similar economic characteristics with respect to raw materials, vendors, marketing and promotions, customers and methods of distribution. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company, rather than by product types or geographic area; hence the Company has only one reporting segment.

Revenue by product source

	For the six months ended March 31,
	2022	2021
Sales of TCMD products manufactured by the Company	$15,354,635	$13,318,921
Sales of third-party products	8,847,705	10,974,027
Total revenue	$24,202,340	$24,292,948

Revenue by product categories

The summary of our total revenues by product categories for the six months ended March 31, 2022 and 2021 was as follows:

	For the six months ended March 31,
	2022	2021
Sales of TCMD products:
Medicinal liquor products	$765,793	$1,133,879
Other chronic condition treatment products	12,077,570	9,700,934
Cold and flu medicines	2,511,272	2,484,108
Sub-total of TCMD products sales	15,354,635	13,318,921

Sales of third-party products
Biochemical drugs	1,366,017	9,434,645
Traditional Chinese medicine pieces	7,431,251	20,570
Medical instruments	50,437	1,517,860
Dietary supplements	-	952
Subtotal of third-party products sales	8,847,705	10,974,027

Total revenue	$24,202,340	$24,292,948

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — SUBSEQUENT EVENTS

On June 15, 2022, the Company’s subsidiary, Jiangxi Universe, entered into a loan agreement with LRC Bank to borrow RMB10 million (equivalent to $1,575,000) as working capital for one year, with the maturity date on June 14, 2023. The fixed interest rate of the loan was 4.62% per annum. Certain related parties of the Company, including Mr. Gang Lai, the Company’s controlling shareholder, Ms. Lin Yang, Chief Financial Officer, Mrs. Xing Wu, Mr. Gang Lai’s spouse, and the Company’s WFOE, Universe Technology, jointly signed guarantee agreements with LRC Bank to provide credit guarantee for this loan.

On June 24, 2022, the Company’s subsidiary, Jiangxi Universe, signed a loan agreement with Bank of Communications to borrow RMB10 million (equivalent to $1,575,000) as working capital for eleven months, with the maturity date on May 26, 2023. The fixed interest rate of the loan was 4.2% per annum. Jiangxi Province Financing Guarantee Group Co., Ltd., an unrelated third party, signed a guarantee agreement with Bank of Communications to provide credit guarantee for this loan.

The Company evaluated the subsequent event through the date of this report, and concluded that there are no material reportable subsequent events need to be disclosed.

NOTE 20 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of March 31, 2022 and September 30, 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY BALANCE SHEETS

	March 31, 2022	September 30, 2021
ASSETS
Cash	$51,585	$110,393
Short-term investments	14,344,092	13,725,204
Total current assets	14,395,677	13,835,597

Non-current assets
Investment in subsidiaries	$46,762,605	$45,098,756

Total assets	$61,158,282	$58,934,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares and 21,750,000 shares issued and outstanding as of March 31, 2022 and September 30, 2021, respectively	67,969	67,969
Additional paid-in capital	29,279,159	29,279,159
Retained earnings	29,230,201	27,498,466
Accumulated other comprehensive income	2,580,953	2,088,759
Total shareholders’ equity	61,158,282	58,934,353

Total liabilities and shareholders’ equity	$61,158,282	$58,934,353

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2022	2021
Operating costs and expenses:
General and administrative expenses	$(357,811)	$-

Other income (expenses):
Income from short-term investments	696,430	-
Other expenses	(215)	(4,825)

Equity in earnings of subsidiaries	1,393,331	7,152,623

Net income	1,731,735	7,147,798
Foreign currency translation adjustments	492,194	797,643
Comprehensive income attributable to the Company	$2,223,929	$7,945,441

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended March 31,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,731,735	$7,147,798
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiary	(1,393,331)	(7,152,623)
Short-term investment income	(696,430)	-
Net cash used in operating activities	(358,026)	(4,825)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of ordinary shares in IPO	-	21,941,916
Cash lent to subsidiaries	-	(237,108)
Cash repayment from subsidiaries	299,592	-
Net cash provided by financing activities	299,592	21,704,808

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(374)	(396,314)

CHANGES IN CASH	(58,808)	21,303,669

CASH, beginning of period	110,393	-

CASH, end of period	$51,585	$21,303,669